UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

LEXARIA BIOSCIENCE CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

52886N406
(CUSIP Number)

Christopher Bunka c/o Lexaria Bioscience Corp. 100 – 740 McCurdy Road, Kelowna BC V1X 2P7 250-765-6424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2015, November 10, 2015, December 16, 2015, August 11, 2016, June 18, 2018, May 6, 2020, November 6-10, 2020 and January 14, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886N406

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). CHRISTOPHER BUNKA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 273,543
	8.	SHARED VOTING POWER 215,912
	9.	SOLE DISPOSITIVE POWER 273,543
	10.	SHARED DISPOSITIVE POWER 215,912

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,455
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% [1]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

____________

1 Calculation based on 5,104,332 shares of Common Stock issued and outstanding as of February 23, 2021. Includes 215,911 shares held in the name of C.A.B. Financial Services Ltd. and 237,543 shares held directly by Christopher Bunka. Includes 23,334 options exercisable at $10.20 and 6,667 warrants exercisable at $10.50 within the next sixty days.

-2-

CUSIP No. 52886N406

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). C.A.B. FINANCIAL SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION C.A.B. Financial Service Ltd. is incorporated under the Business Corporations Act (British Columbia)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 215,912
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 215,912

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,912
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% [1]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

____________________

1 Calculation based on 5,104,332 shares of Common Stock issued and outstanding as of February 23, 2021 and the assumption that 6,667 share purchase warrants held by C.A.B. Financial Service Ltd. and convertible into equity securities within sixty days are exercised. Christopher Bunka has voting and investment power over these securities.

-3-

CUSIP No. 52886N406

Item 1. Security and Issuer

This Amendment No. 9 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2010 as amended on November 29, 2010, November 18, 2011, January 28, 2013, January 29, 2015, March 4, 2015, August 6, 2015 and September 4, 2015. This Schedule 13D is being filed jointly on behalf of Christopher Bunka and C.A.B. Financial Services Ltd., (together the "Reporting Persons") relating to the shares of common stock, par value $0.001 ("Shares") of Lexaria Bioscience Corp., a corporation formed under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is 100 – 740 McCurdy Road, Kelowna BC V1X 2P7.

This Amendment No. 9 to Schedule 13D amends and supplements the previously filed Schedule 13D as follows.

Item 2. Identity and Background.

Christopher Bunka

(a)	Name: Christopher Bunka
(b)	Business address: #100 – 740 McCurdy Road, Kelowna, British Columbia V1X 2P7
(c)	Present principal employment: Chief Executive Officer of the Issuer (address listed in (b) above)
(d)	Criminal Convictions: n/a
(e)	Civil Proceedings: n/a
(f)	Citizenship: Canadian.

C.A.B Financial Services Ltd.

(a)	Name: C.A.B. Financial Service Ltd.
(b)	State or Other Place of its Organization: British Columbia, Canada
(c)	Address of Principal Office: 100 – 740 McCurdy Road, Kelowna, BC V1X 2P7
(d)	Criminal Convictions: n/a
(e)	Civil Proceedings: n/a

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Schedule 13D is amended and restated as follows:

The Shares acquired by the Reporting Persons since the last amendment to the Schedule 13D were either acquired pursuant to a stock award initially awarded as compensation for the Reporting Person’s services as Chief Executive Officer of the Issuer, purchased via an exercise of warrants or options or purchased on the open market at fair market value. All amounts paid by the Reporting Persons for the acquisition of the Issuer’s Shares were from personal funds. A breakdown is as follows:

Direct Owner	# of Shares	Method of Acquisition	Consideration
Christopher Bunka	25,605	Stock Award	Milestones Achieved
Christopher Bunka	8,250	Option Exercise (PF)	$22,275 ($2.70 / share)
Christopher Bunka	46,902	Open Market Purchases (PF)	$238,678.90 (price range $3.00 - $6.51)
C.A.B. Financial Services Ltd.	21,963	Stock Award	Milestones Achieved
C.A.B. Financial Services Ltd.	15,000	Warrant Exercise (PF)	$63,000 ($4.20 / share)
C.A.B. Financial Services Ltd.	53,483	Open Market Purchases (PF)	$72,171.19 (price range $4.32 - $6.39 / share)
C.A.B. Financial Services Ltd.	6,667	Private Placement (PF)	$46,000 ($6.90 / share)

Mr. Bunka also disposed of 16,667 Shares, pursuant to a charitable donation, during this time period.

-4-

CUSIP No. 52886N406

Item 4. Purpose of Transaction

The Reporting Persons acquired certain Shares for investment purposes, received certain Shares as executive compensation and acquired certain Shares upon exercise of warrants (as indicated above in Item 3). Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Persons expect to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Persons may act independently in evaluating and effecting any such transactions.

Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

-5-

CUSIP No. 52886N406

Item 5. Interest in Securities of the Issuer

Item 5 to Schedule 13D is amended and restated as follows:

(a)

The Reporting Persons acquired the Shares in a number of transactions between September 18, 2015 and November 10, 2020. In addition, the Issuer completed a reverse stock split on a one for 30 basis on January 11, 2021. In aggregate, the shareholdings are as follows:

No. of Shares	Percentage of Holdings	Beneficial Owner
273,543	5.3%[1]	Christopher Bunka
215,912	4.2%[2]	C.A.B. Financial Services Ltd. [3]
489,455	9.5%

__________

1 includes 23,334 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof;

2 includes 6,667 shares of common stock acquirable on exercise of outstanding share purchase warrants within 60 days of the date hereof;

3 Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Services Ltd.

(b)	Mr. Bunka has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the securities reported for him and C.A.B Financial Services Ltd.

(c)	There have not been any transactions effected by the Reporting Persons during the past sixty days.

(d)	n/a

(e)

C.A.B. Financial Services Ltd. ceased to be a beneficial owner of more than five percent of the Issuer’s common stock on January 12, 2021 as a result of the Issuer’s issuance of 1,828,571 shares of its common stock in an underwritten public offering.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced above or as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Item 7. Material To Be Filed as Exhibits

N/A

-6-

CUSIP No. 52886N406

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 23, 2021	/s/ Christopher Bunka
Signature
Christopher Bunka
Name/Title

Date:	February 23, 2021	/s/ Christopher Bunka
Signature
Christopher Bunka, President and Director
C.A.B. Financial Services Ltd.
Name/Title

-7-